UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)

                             Frontier Airlines, Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    359065109
               ---------------------------------------------------
                                 (CUSIP Number)

                          Wendy Schnipper Clayton, Esq.
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                            Wellesley, MA  02482-7910
                                  781-283-8500
--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                October 24, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
  schedule because of Rule 13d-1(b) (3) or (4), check the following box [   ].

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

                                  SCHEDULE 13D
CUSIP NO. 359065109                        PAGE 2 OF 8 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital Management, LLC
     04-3300754
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           7         SOLE VOTING POWER
SHARES                        2,686,329
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     2,686,329
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,686,329
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.5%
14   TYPE OF REPORTING PERSON *
     IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 359065109                        PAGE 3 OF 8 PAGES




1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     B III Capital Partners, L.P.
     04-3341099
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        2,686,329
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     2,686,329
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,686,329
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.5%
14   TYPE OF REPORTING PERSON *
     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 359065109                        PAGE 4 OF 8 PAGES




1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital III, LLC
     04-3317544
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        2,686,329
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     2,686,329
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,686,329
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.5%
14   TYPE OF REPORTING PERSON *
     OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 359065109                        PAGE 5 OF 8 PAGES

ITEM 1.   SECURITY AND ISSUER:

     This Amendment No. 12 to Schedule 13D ("Amendment No. 12") should be read in conjunction with the Schedule 13D dated April 24, 1998 ("Schedule 13D"), Amendment No. 1 dated May 25, 1998, Amendment No. 2 dated May 25, 1998, Amendment No. 3 dated November 6, 1998, Amendment No. 4 dated December 1, 1998, Amendment No. 5 dated February 19, 1999, Amendment No. 6 dated June 23, 1999, Amendment No. 7 dated July 12, 1999, Amendment No. 8 dated April 7, 2000, Amendment No. 9 dated April 7, 2000, Amendment No. 10 dated July 10, 2000 and Amendment No. 11 dated September 29, 2000 (collectively, "Amendment Nos. 1 through 11") each as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and certain affiliates. This Amendment No. 12 amends the Schedule 13D and Amendment Nos. 1 through 11 only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the
Schedule 13D or Amendment Nos. 1 through 11.

     This filing of Amendment No. 12 is not, and should be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

     This statement relates to shares of the common stock, $.001 par value (the "Shares") of Frontier Airlines, Inc. (the "Company"). The principal executive offices of the Company are located at 12015 East 46th Avenue, Suite 200, Denver, CO 80239.


ITEM 5.   INTEREST IN SECURITIES OF ISSUER:

     Paragraph (a) in Item 5 is deleted in its entirety and amended as set forth below:

     (a) The Fund beneficially owns, and DDJ Capital III, LLC and DDJ beneficially own as general partner and investment manager, respectively, of the Fund, 2,686,329 shares of Common Stock (including the warrants to purchase 716,929 shares of common stock, see Item 3), or approximately 14.5% of the outstanding Shares of the Company.

     Paragraph (c) in Item 5 is amended as set forth below:

     On October 12, 2000, 17 November 2000 Call Options written by the Fund with a strike price of $15 (and previously reported) were exercised by the holder thereof. Accordingly, the Fund delivered 1,700 shares of common stock and received consideration of $25,500.

                                  SCHEDULE 13D
CUSIP NO. 359065109                        PAGE 6 OF 8 PAGES


     Other than as set forth in this Amendment No. 12, shares sold by the Funds since September 29, 2000 are set forth on the attached Schedule B.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     Item 6 is amended by adding the following:

     On October 9, 2000, the Fund wrote 150 May 2001 Call Options with a strike price of $22.50 in consideration for cash in the amount of $25,874.12. All such Call Options were traded on public markets and therefore there are no written agreements.

     On October 24, 2000, the Fund wrote 500 May 2001 Call Options with a strike price of $25.00 in consideration for cash in the amount of $54,998.12. All such Call Options were traded on public markets and therefore there are no written agreements.

     On October 25, 2000, the Fund wrote 50 May 2001 Call Options with a strike price of $25.00 in consideration for cash in the amount of $5,812.30. All such Call Options were traded on public markets and therefore there are no written agreements.

     On October 30, 2000, the Fund wrote 450 May 2001 Call Options with a strike price of $25.00 in consideration for cash in the amount of $83,247.18. All such Call Options were traded on public markets and therefore there are no written agreements.

     On October 30, 2000, the Fund wrote 530 May 2001 Call Options with a strike price of $22.50 in consideration for cash in the amount of $157,669.70. All such Call Options were traded on public markets and therefore there are no written agreements.

     On November 1, 2000, the Fund wrote 500 May 2001 Call Options with a strike price of $25.00 in consideration for cash in the amount of $104,996.45. All such Call Options were traded on public markets and therefore there are no written agreements.

                                  SCHEDULE 13D
CUSIP NO. 359065109                        PAGE 7 OF 8 PAGES



                                   Signature:
                                    ========

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


By:  / s / Wendy Schnipper Clayton
     -------------------------------------------
     Wendy Schnipper Clayton
     Attorney-In-Fact*


*Limited Power of Attorney filed with the SEC on July 29, 1998.

                                  SCHEDULE 13D
CUSIP NO. 359065109                        Page 8 of 8 Pages


                                   SCHEDULE B
                                   ===========

Frontier Airlines, Inc.
======================

     Set forth below is an itemization of all purchases and sales of Shares of Common Stock since September 29, 2000. The transactions were made for cash in open market transactions.

          TYPE:
          PURCHASE                       AGGREGATE
DATE      OR SALE        SHARES              PRICE



10/18/00    SALE      (100,000)     $1,999,933.33
10/23/00    SALE       (20,000)       $419,986.00
10/24/00    SALE      (103,500)     $2,225,669.54
10/26/00    SALE       (55,000)     $1,216,003.91
10/27/00    SALE       (17,500)       $398,242.95
10/30/00    SALE       (15,900)       $363,910.23
10/31/00    SALE       (34,400)       $804,500.87
11/1/00     SALE       (30,000)       $709,826.33
11/2/00     SALE       (55,000)     $1,356,744.21